Exhibit (a)(61)

PSFT #147

Peoplesoft Comments On Oracle’s Unsolicited Tender Offer Results

Approximately 3 Percent of Outstanding Shares Tendered

PLEASANTON, Calif. — December 19, 2003 — PeopleSoft, Inc. (Nasdaq: PSFT) today commented on Oracle Corporation’s (Nasdaq: ORCL) announcement that 12,395,576 PeopleSoft shares, or approximately 3 percent of PeopleSoft’s outstanding shares, were tendered into Oracle’s unsolicited tender offer:

The continued underwhelming response to Oracle’s unsolicited tender offer is consistent with the PeopleSoft Board of Directors’ conclusion that Oracle’s offer is not in the best interests of PeopleSoft stockholders. PeopleSoft’s Board believes that Oracle’s offer significantly undervalues the Company by any objective valuation measure and faces serious antitrust concerns, including ongoing Department of Justice and European Commission investigations.

PeopleSoft’s Board has unanimously recommended that stockholders reject Oracle’s unsolicited offer.

Citigroup Global Markets Inc. and Goldman, Sachs & Co. are financial advisors to PeopleSoft.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s second largest provider of enterprise application software with 12,000 customers in more than 25 industries and 150 countries. For more information, visit us at www.peoplesoft.com.

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Additional Information

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer. Stockholders should read that document and any amendments thereto because they contain important information. These filings can be obtained without charge at www.sec.gov and at www.peoplesoft.com.

PeopleSoft and the PeopleSoft logo are registered trademarks. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

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